UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2021
Commission File Number: 001-36484

HERMITAGE OFFSHORE SERVICES LTD.
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ⌧           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Hermitage Offshore Services Ltd. Announces Debtors’ Joint Plan Pursuant to Chapter 11 of the Bankruptcy Code

Hermitage Offshore Services Ltd. and certain of its subsidiaries (the “Company”) announced that the Company has filed the Debtors’ Joint Plan Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”) and corresponding Disclosure Statement for Debtors’ Joint Plan Pursuant to Chapter 11 of the Bankruptcy Code (the “Disclosure Statement”).  The United States Bankruptcy Court for the Southern District of New York is scheduled to hold a hearing on whether to approve the adequacy of the Disclosure Statement and confirmation of the Plan on June 23, 2021 at 10:00 a.m. (Eastern Time).

Pursuant to the Plan,  the Debtors intend to pay in full all allowed administrative expenses, including professional fees, and unsecured creditors’ claims.  The balance of the Company’s funds available for payment will be distributed to the secured lenders.  Upon effectiveness of the Plan, the issued and outstanding ordinary shares will be cancelled without further consideration.

Additional information about the Chapter 11 Cases, court filings and other documents related to the Chapter 11 Cases are available on a website administered by the debtors' claims and noticing agent, Prime Clerk, at  https://cases.primeclerk.com/hermitage/Home-DocketInfo.  In connection with the filing of the Chapter 11 Cases, the Company issued a press release on August 11, 2020, a copy of which was furnished as an exhibit to a current report of the Company on Form 6-K available at https://www.sec.gov/Archives/edgar/data/1597659/000159765920000028/psv6k-12082020.htm.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this current report may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends.  While Management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.  Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of the Bankruptcy Court to approve the Plan without material modifications or at all.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERMITAGE OFFSHORE SERVICES LTD.
(registrant)

	By:	/s/ Christopher Avella
Christopher Avella
Dated: May 20, 2021		Chief Financial Officer